Exhibit 8.1

LIST OF SUBSIDIARIES OF MOGO INC.

Entity	Jurisdiction of Incorporation
Mogo Finance Technology Inc.	British Columbia
Mogo Financial Inc.	Manitoba

MogoTrade Inc.	Canada

Moka Financial Technologies Inc.	Canada

Mogo Asset Management Inc.	Canada

Carta Solutions Holding Corp.	Canada

Carta Financial Services Ltd.	United Kingdom